OMB APPROVAL
OMB Number: 3235-0116
Expires: August 31, 2005
Estimated average burden
hours per response 6.2

**UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549**

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January, 2003
Commission File Number: 000-49946

ALAMOS MINERALS LTD
(Name of Registrant)

1400-400 Burrard Street, Vancouver, British Columbia CANADA V6C 3G2
(Address of principal executive offices)

1. January 7, 2003, Press Release
2. January 7, 2003, Early Warning Report
3. January 10, 2003, Alternative Monthly Report
4. January 23, 2003, Press Release
5. January 24, 2003 Press Release
6. January 28, 2003, Material Change Report
7. January 30,2003, Press Release

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..XXX....... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... **No ..XXX...**
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PRUDENT BEAR FUNDS, INC.

8140 Walnut Hill Lane, Suite 300, Dallas, Texas 75231, U.S.A.
Phone: 214-696-5474 Fax: 214-696-5556

January 7, 2003

NEWS RELEASE

Prudent Bear Funds, Inc. (the "Offeror") announces it has acquired control and direction, through Prudent Bear Fund, a mutual fund managed by it, over 2,533,334 common shares and warrants to purchase an additional 2,533,334 common shares of Alamos Minerals Ltd. (the "Company") of Vancouver, British Columbia. The Offeror would have control and direction over 14.4% of the outstanding shares of the Company assuming exercise of such warrants.

The Offeror acquired the shares and warrants for investment purposes and has filed an Early Warning Report with the British Columbia, Alberta and Ontario Securities Commissions in respect of the shares and warrants acquired. Copies of the report may be obtained from SEDAR (www.sedar.com) or without charge from the Offeror.

- 30 -

PRUDENT BEAR FUNDS, INC.
Contact: David W. Tice

EARLY WARNING REPORT

Securities Act

1. Name and address of Offeror

Prudent Bear Funds, Inc.
Suite 300, 8140 Walnut Hill Lane
Dallas, Texas
USA 75231

2. Name of Issuer

Alamos Minerals Ltd.

3. Designation, number (or principal amount) and percentage of securities acquired (ownership of or control over) by Offeror

The Offeror has acquired control over 2,533,34 common shares of the Issuer (representing 7.8% of the Issuer's outstanding common shares) and warrants to purchase a further:

1. 1,333,334 common shares. These warrants are exercisable at a price of $0.20 per share on or before April 11, 2003;
2. 700,000 common shares. These warrants are exercisable at a price of $0.28 per share on or before July 19, 2004; and
3. 500,000 common shares. These warrants are exercisable at a price of $0.45 per share on or before July 22, 2003.

4. Designation, number (or principal amount) and percentage of securities in respect of which the Offeror has ownership of and control over immediately after the acquisition

Upon completion of the acquisition the Offeror has ownership of and control over a total of 2,533,334 common shares (representing 7.8% of the Issuer's outstanding common shares) together with warrants to purchase an additional:

1. 1,333,334 common shares. These warrants are exercisable at a price of $0.20 per share on or before April 11, 2003;
2. 700,000 common shares. These warrants are exercisable at a price of $0.28 per share on or before July 19, 2004; and
3. 500,000 common shares. These warrants are exercisable at a price of $0.45 per share on or before July 22, 2003.

Upon exercise of the warrants the Offeror would have control over 5,066,668 common shares of the Issuer representing 14.4 % of the Issuer's then outstanding common shares.

5. Designation, number (or principal amount) and percentage of securities over which the Offeror, together with any joint actors, has (i) ownership and control; (ii) ownership but control is held by other persons or companies other than the Offeror or any joint actors; and (iii) exclusive or shared control but does not have ownership

Upon completion of the acquisition the Offeror, together with any joint actors, has (i) ownership of and control over; (ii) ownership of but control over is held by other persons or companies other than the Offeror or any joint actors; and (iii) exclusive or shared control over but does not have ownership of, a total of 2,533,334 common shares (representing 7.8% of the Issuer's outstanding common shares) together with warrants to purchase an additional:

1. 1,333,334 common shares. These warrants are exercisable at a price of $0.20 per share on or before April 11, 2003;
2. 700,000 common shares. These warrants are exercisable at a price of $0.28 per share on or before July 19, 2004; and
3. 500,000 common shares. These warrants are exercisable at a price of $0.45 per share on or before July 22, 2003.

Upon exercise of the warrants the Offeror would have control over 5,066,668 common shares of the Issuer representing 14.4% of the Issuer's then outstanding common shares.

6. Name of the market in which the acquisition took place

The shares were acquired from the Issuer pursuant to the closing of three private placements.

7. Purpose of the Offeror and any joint actors in making the acquisition including any intention to increase the beneficial ownership of or control over any of the Issuer's securities

The Offeror and any joint actors acquired the shares for investment purposes. Presently the Offeror does not have any intention of acquiring any further securities of the Issuer but may acquire ownership of or control over further securities of the Issuer in the future depending upon market circumstances.

8. General nature and material terms of any agreement, other than lending agreements, with respect to securities of the Issuer entered into by the Offeror (or any joint actor) and the Issuer in connection with the acquisition, including agreements with respect to the acquisition, holding disposition or voting of any of the securities

In connection with the acquisition of the common shares and warrants the Offeror entered into three private placement subscription agreements with the Issuer. Pursuant to the agreements the Offeror paid the Issuer:

1. $200,000 ($0.15 for a unit of one share and one warrant) in consideration of 1,333,334 units acquired;

2. $196,000 ($0.28 for a unit of one share and one warrant) in consideration of the 700,000 units acquired; and
3. $200,000 ($0.40 for a unit of one share and one warrant) in consideration of the 500,000 units acquired.

9. Names of all joint actors in connection with the acquisition

The acquisition was made by Prudent Bear Fund, a mutual fund controlled by the Offeror.

10. If the acquisition did not take place on a stock exchange or other published market the nature and value of consideration paid by the Offeror

The Offeror paid the Issuer:

1. $200,000 ($0.15 for a unit of one share and one warrant) in consideration of 1,333,334 units acquired;
2. $196,000 ($0.28 for a unit of one share and one warrant) in consideration of the 700,000 units acquired; and
3. $200,000 ($0.40 for a unit of one share and one warrant) in consideration of the 500,000 units acquired.

11. Description of any change in any material fact set out in a previous report

N/A

DATED this 7th day of January, 2003

PRUDENT BEAR FUNDS, INC.

Per: (signed) David W. Tice
Signature

David W. Tice
Name of Senior Officer
Portfolio Manager
Position

REPORT UNDER PART 4
Of
NATIONAL INSTRUMENT 62-103

1. **Name and address of eligible institutional investor:**

>   Sprott Asset Management Inc. (the "Offeror")
>   200 Bay Street, Suite 3450
>   Royal Bank Plaza, South Tower
>   Toronto, Ontario
>   M5J 2J2

2. **The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:**

As at December 31, 2002 the Offeror increased its common shares (the "Common Shares") and warrants (the "Warrants") of Alamos Minerals Ltd. (the "Issuer") resulting in a net increase of 2,500,000 Common Shares which has resulted in a net increase of 5.7% in the Offeror's securityholdings (assuming the exercise of the Warrants described below).

3. **The designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:**

As at December 31, 2002 the Offeror exercises control or direction, on behalf of accounts fully managed by it, over 3,850,000 Common Shares of the Issuer and 3,400,000 Warrants which are exercisable for 3,400,000 Common Shares. Based on the number of currently issued and outstanding Common Shares (as reported by the Issuer) and assuming the exercise of the Warrants the Offeror exercises control or direction over 19.9% of the issued and outstanding Common Shares.

4. **The designation and number or principal amount of securities and the percentage of outstanding securities referred to in item 3 over which:**

>   (a) **the eligible institutional investor, either alone or together with any joint actors, has ownership and control:**
>
>   The Offeror does not itself own any Common Shares. The only persons with whom the Offeror may be deemed by the *Securities Act* (Ontario) to be acting jointly and in concert with would be included in the list of managed accounts referred to below.

- 2 -

(b) **the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actors:**

None.

(c) **the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

The Offeror exercises control or direction over all of the Common Shares referred to above in its capacity as portfolio manager of managed accounts.

5. **The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

The securities described herein are being held for investment purposes. Depending on market and other conditions, the Offeror may from time to time in the future increase or decrease its ownership, control or direction over the Common Shares or other securities of the Issuer, through market transactions, private agreements or otherwise.

6. **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

None.

7. **The names of any joint actors in connection with the disclosure required by this report:**

The managed accounts of the Offeror holding Common Shares include: Sprott Canadian Equity Fund, Sprott Gold and Precious Minerals Fund, Sprott Hedge Fund L.P., Sprott Hedge Fund L.P. II, Sprott Master Fund Ltd., iPerform Strategic Partners Hedge Fund and the Sprott Managed Accounts.

8. **If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer's securities:**

Not applicable.

9. A statement that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer:

The Offeror is eligible to file reports under Part 4 of NI 62-103 in respect of the Issuer. The filing of this report is not an admission that an entity named in the report owns or controls any described securities or is a joint actor with another named entity.

Dated this 10th day of January, 2003.

SPROTT ASSET MANAGEMENT INC.

By: /s/"Neal Nenadovic"
Neal Nenadovic
Chief Financial Officer

JANUARY 23, 2003   VANCOUVER, B.C.
ALAMOS MINERALS LTD.   NATIONAL GOLD CORPORATION
AAS: TSX-VE   NGT: TSX-VE

FOR IMMEDIATE RELEASE

ALAMOS MINERALS LTD. AND NATIONAL GOLD CORPORATION ARRANGE DEBT FINANCING FOR SALAMANDRA PURCHASE

In advance of an Extraordinary General Meeting seeking shareholders' approval to amalgamate the two companies, Alamos Minerals Ltd. ("Alamos") and National Gold Corporation ("National") announce they have arranged financing with H. Morgan & Company to prepay the outstanding debentures issued by National and held by Tenedoramex, S.A. de C.V. and Kennecott Minerals Company in connection with the purchase of the Salamandra Gold Property. Prior to completion of their merger, Alamos is the entity obtaining the loan and National, as registered holder of the claims, is the guarantor of the loan.

Under the terms of the December 2000 Asset Purchase Agreement, Alamos and National owe the vendors of Salamandra $7.5 million of the original $10.5 million purchase price. Payment of the $7.5 million outstanding can be rendered due 60 days after October 31, 2004, if the nine months trailing average price of gold exceeds $325 per ounce. Pre-paying the outstanding amount prior to January 31, 2003 reduces the amount due to $5.6 million, a reduction of $1.9 million dollars.

The loan agreement allows Alamos to borrow up to US $4 million (approximately $6 million Canadian) with a term of 61 months to the maturity date. The loan can be repaid in full anytime after 24 months, and up to 50% of the total amount can be paid at anytime upon 30 days written notice. The rate of interest on the loan is 12% per annum compounded monthly, not in advance. Repayment terms require the company to pay the interest only, monthly in arrears on the outstanding balance; the principal is due in full on the maturity date. The loan is subject to regulatory approval.

The Salamandra Property has seen US $30 million in development and was the subject of a feasibility study to mine 2.2 million ounces of gold in the Mulatos Deposit. At the time the study was completed the project economics were marginal with gold at less than $300 per ounce. A scoping study completed by Pincock, Allen and Holt (PAH) in September 2002 focused on a higher grade portion of the deposit know as the Estrella Zone containing 1.8 million ounces of gold. PAH concluded that with a gold price of $300 per ounce the Estrella Zone could be mined profitably and generate an Internal Rate of Return of 19.3%. The project is currently the subject of an engineering evaluation to determine the effect of higher gold prices on future development plans.

ON BEHALF OF THE BOARDS OF DIRECTORS OF:

ALAMOS MINERALS LTD.	NATIONAL GOLD CORPORATION
'Chester F. Millar'	'James M. McDonald'
Chester F. Millar	James M. McDonald
Chairman, President & CEO	President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

JANUARY 24, 2003   VANCOUVER, B.C.
ALAMOS MINERALS LTD.   NATIONAL GOLD CORPORATION
AAS: TSX-VE   NGT: TSX-VE

FOR IMMEDIATE RELEASE

ALAMOS MINERALS LTD. AND NATIONAL GOLD CORPORATION SHAREHOLDERS APPROVE AMALGAMATION

Alamos Minerals Ltd. and National Gold Corporation announce that shareholders of their respective companies have approved an amalgamation to form Alamos Gold Inc. at the Extraordinary General Meetings held today. It is anticipated that Alamos Gold Inc. will commence trading by the end of February.

The Chairman and President of Alamos Gold Inc. will be Chester Millar, founder of Glamis Gold Ltd. and Eldorado Gold Corp. Mr. Millar is a pioneer in the field of open pit heap leach technology and has developed several mines to profitable production. John McCluskey will be Vice President and CEO of Alamos Gold Inc. and Stephen Stine will be Vice President and COO.

Under the terms of the amalgamation, shareholders of Alamos Minerals Ltd.will receive one share of Alamos Gold Inc. for each 2 shares of Alamos Minerals Ltd. held. Shareholders of National Gold Corporation will receive one share of Alamos Gold Inc. for each 2.352 shares of National Gold Corporation held. The capital structure of Alamos Gold Inc. will consist of 32.8 million shares issued and outstanding and 44.9 million shares on a fully diluted basis.

The merger consolidates the ownership of the Salamandra Property which hosts the large Mulatos gold deposit in Sonora, Mexico. The merger will provide a greater asset base and capitalization, facilitate financing, and reduce administrative and overhead costs, leading to a more cost effective and efficient development of the Mulatos Deposit.

The Salamandra Property has seen US $30 million in development and was the subject of a feasibility study to mine 2.2 million ounces of gold in the Mulatos Deposit. At the time the study was completed the project economics were marginal with gold at less than $300 per ounce. A scoping study completed by Pincock, Allen and Holt (PAH) in September 2002 focused on a higher grade portion of the deposit know as the Estrella Zone containing 1.8 million ounces of gold. PAH concluded that with a gold price of $300 per ounce the Estrella Zone could be mined profitably and generate an Internal Rate of Return of 19.3%. The project is currently the subject of an engineering evaluation to determine the effect of higher gold prices on future development plans.

ON BEHALF OF THE BOARDS OF DIRECTORS OF:

ALAMOS MINERALS LTD.	NATIONAL GOLD CORPORATION
'Chester F. Millar'	'James M. McDonald'
Chester F. Millar	James M. McDonald
Chairman, President & CEO	President

The TSX Venture Exchange has not reviewed and does not
accept responsibility for the adequacy or accuracy of this release

MATERIAL CHANGE REPORT

Form 53-901F (formerly Form 27) Under Section 85(1) of the British Columbia Securities Act
Form 27 Under Section 118(1) of the Alberta Securities Actt
Form 27 Under Section 75(2) of the Ontario Securities Act
(Individually, the "Act" and collectively, the "Securities Acts")

1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

Alamos Minerals Ltd. ("Alamos")
1400 – 400 Burrard Street
P.O. Box 48780, Bentall Centre
Vancouver, BC V7X 1A6

2. Date of Material Change

State the date of the material change.

January 23, 2003

3. Press Release

State the date and place(s) of issuance of the press release issued under Section 85(1)(BC), Section 118(1) (AB) and Section 75(1) (ON) of the Securities Acts.

January 23, 2003

The Press Release was released to the TSX Venture Exchange and through various other approved public media and was SEDAR filed with the Provincial Securities Commissions.

4. Summary of Material Change(s)

Provide a brief but accurate summary of the nature and substance of the material change.

Alamos and National Gold Corporation ("National") have arranged to borrow up to US$4,000,000 (C$6,000,000) from H. Morgan & Company for a term of 61 months at an interest rate of 12% per annum. The proceeds of the loan will be used to repay the outstanding debentures issued by National and held by Tenedoramex, S.A. de C.V. and Kennecott Minerals Company in connection with the purchase of the Salamandra Gold Property. The loan can be repaid in full any time after 24 months and up to 50% of the total amount of the loan can be paid at any time upon 30 days' written notice.

- 1 -

5. Full Description of Material Change

In advance of an Extraordinary General Meeting seeking shareholders' approval to amalgamate the two companies, Alamos and National have arranged financing with H. Morgan & Company to prepay the outstanding debentures issued by National and held by Tenedoramex, S.A. de C.V. and Kennecott Minerals Company in connection with the purchase of the Salamandra Gold Property. Prior to completion of their merger, Alamos is the entity obtaining the loan and National, as registered holder of the claims, is the guarantor of the loan.

Under the terms of the December 2000 Asset Purchase Agreement, Alamos and National owe the vendors of Salamandra $7.5 million of the original $10.5 million purchase price. Payment of the $7.5 million outstanding can be rendered due 60 days after October 31, 2004, if the nine months trailing average price of gold exceeds $325 per ounce. Prepaying the outstanding amount prior to January 31, 2003 reduces the amount due to $5.6 million, a reduction of $1.9 million dollars.

The loan agreement allows Alamos to borrow up to US $4 million (approximately $6 million Canadian) with a term of 61 months to the maturity date. The loan can be repaid in full anytime after 24 months, and up to 50% of the total amount can be paid at anytime upon 30 days written notice. The rate of interest on the loan is 12% per annum compounded monthly, not in advance. Repayment terms require the company to pay the interest only, monthly in arrears on the outstanding balance; the principal is due in full on the maturity date. The loan is subject to regulatory approval.

The Salamandra Property has seen US $30 million in development and was the subject of a feasibility study to mine 2.2 million ounces of gold in the Mulatos Deposit. At the time the study was completed the project economics were marginal with gold at less than $300 per ounce. A scoping study completed by Pincock, Allen and Holt (PAH) in September 2002 focused on a higher grade portion of the deposit know as the Estrella Zone containing 1.8 million ounces of gold. PAH concluded that with a gold price of $300 per ounce the Estrella Zone could be mined profitably and generate an Internal Rate of Return of 19.3%. The project is currently the subject of an engineering evaluation to determine the effect of higher gold prices on future development plans.

6. Reliance on Section 85(2)(BC), Section 118(2)(AB), and Section 75(3) (ON) of the Securities Acts

Not applicable.

7. Omitted Information

Not applicable

8. Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

> Nerio Cervantes,
> Corporate Secretary & Director
> 1400 – 400 Burrard Street
> P.O. Box 48780, Bentall Centre
> Vancouver, BC V7X 1A6
> Phone : (604) 643-1787

9. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, British Columbia, this 27th day of January, 2003.

"Signed"
Nerio Cervantes, Corporate Secretary

90252v2

ALAMOS MINERALS LTD.
1400- 400 Burrard St., Commerce Place
P.O. Box 48780 Bentall Centre, Vancouver, B.C. V7X 1A6
Tel: (604))643-1787 Fax: (604) 643-1773

NEWS RELEASE

AAS: TSX -VE   Outstanding shares 38,974,647

STOCK OPTIONS GRANT

Vancouver, B.C January 30, 2003

The Company has granted stock options (the "Options") to its directors and employees to purchase up to 1,200,000 common shares of the Company at an exercise price of $0.38 per share. The Options will be exercisable for a five year period ending January 30, 2008.

The Option grant is subject to TSX Venture Exchange approval and any shares issued pursuant thereto will bear a four month hold period ending May 31, 2003.

ON BEHALF OF THE BOARD

"Chester F. Millar"
Chairman & President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS MINERALS LTD
(Registrant)

March 19, 2003   By: /s/ Nerio Cervantes, Director and Corporate Secretary
Date